UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 10, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule 14D-9”), by Amylin Pharmaceuticals, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by B&R Acquisition Company, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), to purchase all of the outstanding to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of the Company at a purchase price of $31.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), each of which is attached to the Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Bristol-Myers Squibb and certain of its affiliates, including Merger Sub, with the SEC on July 10, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the third paragraph of the sub-section captioned “Litigation Related to the Offer—Class Action Litigation” with the following:

“On July 10, 2012, plaintiff filed a notice and proposed order of voluntary dismissal of the action. On July 20, 2012, the Court of Chancery granted the plaintiff’s order of voluntary dismissal and the action was formally dismissed.”

Item 8 of the Schedule 14D-9 is further amended and supplemented by adding the following paragraphs at the end of the sub-section titled “Litigation Related to the Offer—Class Action Litigation”:

“Federal Litigation. On July 20, 2012, a putative stockholder class action complaint was filed in the United States District Court of the Southern District of California, captioned Halberstam v. Amylin Pharmaceuticals, Inc., Case No. 2CV1787 LAB JMA. The complaint names as defendants the Company, the Individual Defendants, Bristol-Myers Squibb and Merger Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties under Delaware state law and that the Individual Defendants, Company, Bristol-Myers Squibb and Merger Sub aided and abetted the purported breaches of such fiduciary duties. The complaint also alleges that the Individual Defendants and the Company violated Sections 14(d) and 14(e) of the Exchange Act and the rules promulgated thereunder and that the Individual Defendants violated Section 20(a) of the Exchange Act and the rules promulgated thereunder. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by contractually preventing a higher offer from other interested buyers and attempting to unfairly deprive stockholders of the value of their investment in the Company and by disseminating materially false and misleading statements in connection with the Offer. The relief sought includes declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission (in the event the proposed transaction has already been consummated), or actual, rescissory, and/or punitive damages, compensatory damages, including pre-judgment and postjudgment interest, and fees, costs and expenses, including attorneys’ and experts’ fees and expenses. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(J).

On July 20, 2012, a putative stockholder class action complaint was filed in the United States District Court of the Southern District of California, captioned Doucet v. Amylin Pharmaceuticals, Inc., Case No. 12CV1807WQH JMA. The complaint names as defendants the Company, the Individual Defendants, Bristol-Myers Squibb and Merger Sub. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that the Company, Bristol-Myers Squibb and Merger Sub aided and abetted the purported breaches of such fiduciary duties. The complaint also alleges that the Individual Defendants and the Company violated Sections 14(d)(4) and 14(e) of the Exchange Act and the rules promulgated thereunder. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of the Company to its public shareholders and taking steps to avoid competitive bidding, failing to properly value the Company and ignoring or not protecting against the Individual Defendants’ conflicts of interests. The complaint further alleges that the Individual Defendants breached their fiduciary duties through materially inadequate disclosures and material disclosure omissions. The relief sought includes declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission or an award of rescissory damage (in the event the proposed transaction has already been consummated), and an award of costs, including attorneys’ and experts’ fees and expenses. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(K).”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(5)(J)	Class Action Complaint dated July 20, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(K)	Class Action Complaint dated July 20, 2012 (Peter Doucet v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 14D-9 is true, complete and correct.

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Harry J. Leonhardt
	Name:	Harry J. Leonhardt
	Title:	Senior Vice President, Legal and Compliance, and Corporate Secretary

Dated: July 23, 2012

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